Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



28 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 36

SUPPL


06012132

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 28 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Embargoed until 0700 hrs Tuesday 28 March 2006

BAA Full-Year Trading Update

BAA plc has today issued the following trading statement ahead of the company entering its close period on 1 April 2006 and the announcement of its results for the twelve months to 31 March 2006 on 16 May 2006.

- In the eleven months to 28 February, BAA's nine airports handled a total of 145.1 million[1] passengers, up 3.1% on the prior year, including 133.2 million for the seven UK airports. Allowing for the later Easter holiday this year, the current trend indicates growth for the UK airports of just over 2% for the full year.
- The £1.255 billion acquisition of Budapest Airport was completed on 22 December 2005. The integration of Budapest Airport into the Group is well underway and the business's performance over the first few months of operation provides increased confidence in the delivery of the business plan that BAA outlined at the time of the acquisition.
- The UK airports' retail business has continued to perform strongly and is expected to deliver growth in net retail income per passenger of around 2% for the full year.
- In line with our expectations, operating costs, driven by higher staff costs, energy prices and business rates, are expected to rise by approximately 8% for the year, excluding operating costs relating to Budapest Airport.
- Heathrow Terminal 5, now three quarters complete, is on budget and on schedule to open on 30 March 2008.

Mike Clasper, Chief Executive Officer, BAA, commented:
"The Group is on track to deliver trading performance for the year in line with our expectations, a good result given the impact of a softer UK economy and increased security requirements. The momentum we are seeing right across the business, particularly with the integration of Budapest Airport, progress on Terminal 5 and the implementation of the *Delivering Excellence* programme, adds to our confidence that as we move forward we will deliver enhanced value for shareholders."

[1] This total passenger figure includes 11 months of traffic results for Budapest Airport, however BAA only operated the Airport for the final 2 months of the 11 month period.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



Other key information:

- The Group's results will consolidate those of Budapest for the three months to 31 March 2006, including a charge of £4 million in respect of amortisation of the asset management contract for the 3 months. BAA will be amortising the asset management contract for Budapest Airport (acquired for £1,052 million) over the 75 year life of the agreement. We expect the annual amortisation charge will be around £14 million.

- In November, we announced the Delivering Excellence programme which is designed to contribute £45 million per annum of sustained benefits from 2008/09, incurring £90 million of exceptional operating costs (of which £16 million was recognised in 2004/05). Of the £90 million exceptional costs outlined in November approximately £50 million (of which approximately £20 million will have been incurred in cash during the year) will be included in the 2005/06 results. The £3 million per annum of sustainable benefits expected in 2005/06 will be delivered.

- The agreed forward sale of the ground lease of the Heathrow Terminal 5 hotel to Arora International Hotels has now completed, generating a profit for the Group of around £40 million.

- As at 28 February, BAA was on plan to invest £1.5 billion for 2005/06 in line with its long term capital programme, of which around £1 billion is related to the development of Terminal 5. Taking into account this investment, we forecast our basic regulated asset base for our three price-regulated London airports to be around £9.9 billion[2] at the year-end and £9.6 billion post profiling adjustments.

- The Group's net interest charge before capitalisation, for the 11 months to 28 February, was £231 million. Capitalised interest was £133 million, which reflects the Group's ongoing capital investment programme and related assets under construction. £107 million relates to Terminal 5.

- As at 28 February the average interest rate on the Group's gross debt of £6,198 million (reflecting the recent £1,940 million bond issuance, which settled on 15 February) was 5.62% and net debt had risen to £5,298 million (from £3,543 million at 30 September 2005), reflecting financing of Budapest Airport and the Group's ongoing capital investment programme.

- The Group's results to 28 February include (as a "certain re-measurement" item) a net loss of £79 million for the 11 month period, being the net loss (before related tax) arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value net losses on underlying hedged items that are a part of a fair value hedging relationship.

---

[2] BAA's forecast regulated asset base (RAB) is calculated in line with the formula outlined by the CAA in the *Economic Regulation of BAA London Airports, CAA Decision, February 2003*. The forecast £9.9 billion RAB includes the conservative assumption that the properties transferred to the Airport Property Partnership from the RAB are transferred out at transaction value. The final value at which these assets are transferred out of the RAB will not be determined until 2008 when the CAA, as part of this current regulatory review process, determines its view.

- Passenger traffic in 2006/07 at our three price-regulated airports is currently forecast by BAA to be 126.7 million passengers: 69.6 million at Heathrow; 34.1 million at Gatwick; and 23.0 million at Stansted.

- Passenger traffic in 2007/08 at our three price-regulated airports is currently forecast by BAA be 130.5 million passengers: 71.5 million at Heathrow; 35.3 million at Gatwick; and 23.8 million at Stansted.

- Upcoming dates to note:
  - 30 March: BAA publishes response to the CAA, *Airports review – policy issues, Consultation paper*, published in December 2005
  - 16 May: BAA publishes preliminary full year results for the year ended 31 March 2006
  - 14 July: BAA Annual General Meeting

Conference call details

A conference call for analysts and investors will be hosted by Mike Clasper (Chief Executive Officer) and Margaret Ewing (Chief Financial Officer) at 0900 on 28 March 2006.

Time:	0900 (British summer time)
Numbers:	UK Freephone: 0800 073 8942
	US Toll Free: 1866 776 2899
Standard International:	+44 (0)1452 542 566

For those unavailable at the time of the call a replay facility will be available from midday (British summer time) on 28 March 2006 for 7 days. The details for this facility are:

Encore Replay Access Number:	6975780#
UK Free Phone Number:	0800 953 1533
US Toll Free Number:	1866 247 4222
Standard International Number:	+44 (0)1452 55 00 00

If you intend to join the call, please dial in at least five minutes prior to the start time to allow the operator to register all participants in good time.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Mark Mann, BAA plc
Tel +44 (0)20 7932 6609

City enquiries: Sarah Hunter, BAA plc
Tel +44 (0)20 7932 6692

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that may cause forward looking statements to differ materially from actual results include, among other things, regulatory and economic factors. BAA assumes no responsibility to update any of the forward looking statements contained herein.